Exhibit 20

MSGI'S Wholly-owned Subsidiary WiredEmpire to Acquire Cambridge Intelligence Agency

Acquisition will add complementary automated e-mail response solution to company's suite of e-mail marketing tools

NEW YORK--(BUSINESS WIRE)--August 27, 1999--WiredEmpire, a wholly-owned subsidiary of Marketing Services Group, Inc. (Nasdaq: MSGI - news), an Internet and integrated marketing services industry leader, today announced its intention to acquire Cambridge Intelligence Agency (CIA), a leading provider of Web-based e-mail response management solutions. Terms of the deal have not been released, and are subject to certain approvals. CIA, based in Williamstown, MA, has developed software technology tools, which automate the response to inbound e-mail messages. CIA's products reduce the volume of e-mail requiring personal attention. Its tools route messages to the right place quickly, reply automatically to the sender's queries, and respond intelligently to frequently asked questions. Companies using its products include the Boston Globe, Lycos/Tripod, SmartAge and StreetMail, among others.

This is an exploding area of communications. Forrester Research recently estimated the number of commercial e-mail broadcasts will reach 250 billion messages by the year 2002. Companies will spend almost $1 billion on products and services to address this growth by that year.

"We believe that CIA has outstanding core technology, and provides powerful e-mail response solutions to its clients," said Ed Mullen, president of MSGI. "There is a great synergy between WiredEmpire's current e-mail Marketing Agents and CIA's e-mail response solutions. Combining the companies positions WiredEmpire as the industry leader in providing total solutions in the Internet automation field."

"This agreement will enable us to link up with one of the leading companies in the field," said J. Scott Hamilton, president of CIA. "The combination of CIA's response management solution with the targeted outbound e-mail marketing capability of WiredEmpire yields a tool that will provide immediate bottom-line results."

Officials of both companies say the planned acquisition is a natural fit. The melding of WiredEmpire and CIA technology will provide marketers with a complete suite of tools, which will assure effective direct marketing over the Web. WiredEmpire's Marketing Agent technology provides comprehensive automated Internet marketing products. Its tools profile visitors to Websites, direct users to relevant Web content and create campaigns to turn anonymous traffic into potential customers. WiredEmpire's technology is capable of scaling up to the needs of the largest corporate user.

These Marketing Agents enable a company to create one-to-one relationships with visitors to the Website. WiredEmpire's ProfileAgent helps turn anonymous traffic into potential customers. It gathers customer preferences, and builds a knowledge base of customers and prospects, while utilizing an "opt-in" process to ensure privacy. WiredEmpire's CampaignAgent facilitates targeted e-mail marketing campaigns, and can integrate with ProfileAgent to help segment target audiences. It improves response rates with e-mail personalization and HTML content, and calls for minimal IT involvement to deploy and maintain. CampaignAgent allows offers to be developed and validated quickly, and improves response rates with its fully integrated e-mail marketing capabilities. About WiredEmpire

WiredEmpire, based in Wilmington, MA, is a wholly owned subsidiary of MSGI. It provides automated Internet marketing technology for companies that want to excel at customer acquisition and retention, market research, and one-to-one relationships with its website visitors. The company's e-mail technology was developed by CMG Direct, Inc., and stresses opt-in participation to ensure privacy. WiredEmpire offers an Internet-marketing solution that requires no additional hardware or software installation.

About Cambridge Intelligence Agency

Cambridge Intelligence Agency (CIA) has developed Focus, a powerful e-mail response management solution for high-traffic Web sites. Combining efficiency benefits of auto-replies with the editorial control of custom responses, Focus dramatically improves e-mail-based customer service levels. The product is offered as enterprise software or as a CIA-hosted service.

About MSGI

Marketing Services Group, Inc. is a leader in the Internet and marketing services industries. MSGI's revenues have grown from $16 million in fiscal 1996 to in excess of $100 million on an annualized basis. GE Equity is the owner of a 22 percent stockholder position in MSGI and CMGI is the owner of a 10 percent stockholder position in MSGI. MSGI is organized into two business divisions: the Internet Group and the Marketing Services Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus is on WiredEmpire, and its Marketing Agent technology. MSGI plans to expand into other strategic areas. The MSGI Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. Its Marketing Services Group provides strategic planning, direct marketing and database marketing, telemarketing and telefundraising, media planning and buying and fulfillment. Through this business segment, MSGI will continue to grow by leveraging the synergies it has across all its companies in marketing, technology, and capabilities.

Thousands of clients worldwide are provided services by MSGI, which has offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 212-594-7688. Additional information is available on the company's Website: http://www.msginet.com.

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission, including its 10-Q for the period ended March 31, 1999 and the annual report on Form 10-KSB for the year ended June 30, 1998.

Contact:
     MSGI
     Jamie Shaber
     Director, Corporate Services
     917-339-7137
          or
     Morgen-Walke Associates
     Andrea Kaimowitz/Cheryl Olson
     Press: Eileen King/Stacey Reed
     212-850-5600
          or
     WiredEmpire
     Stephen Gentile
     Vice President, Marketing
     978-661-8048